Kenneth L. Guernsey

+1 415 693 2091

kguernsey@cooley.com

September 13, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh

Jim Rosenberg

Dorrie Yale

Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted August 10, 2018

CIK No. 0001426332

Ladies and Gentlemen:

On behalf of NGM Biopharmaceuticals, Inc. (“NGM” or the “Company”), we are submitting this letter and the following information in response to a letter, dated September 7, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on August 10, 2018. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise your table on page 2 and in the Business section to reduce the length of the arrows for NGM282 and NGM313. The arrows indicate that you have completed Phase 2 for NGM 282 and Phase 1 for NGM313, but your disclosure indicates that you are still conducting such trials.

Response: In response to the Staff’s comment, the Company has revised the tables on pages 2 and 94 of the Amended Draft Registration Statement to show that NGM282 is still in Phase 2 clinical development and that NGM313 is still in Phase 1 clinical development.

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Page Two

2.

We note your statement on page 3 and elsewhere that NGM313 has the potential to be a best-in-class product. The term “best-in-class” suggests that the product candidate is effective and likely to be approved. Given the early stage of development of NGM313, it is not appropriate to suggest that this product is likely to be the most effective treatment available. Please delete these references throughout your registration statement including your statements that NGM313 has the potential to be the treatment of choice for patients. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 94, 120 and 122 of the Amended Draft Registration Statement.

3.

We refer to your statements here and elsewhere in your prospectus that your approach allows you to “rapidly advance and evaluate” your product candidates to enable the demonstration of proof of concept in humans. Please tell us why you believe this time frame is realistic given the lengthy and uncertain process of seeking regulatory approval.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 98 of the Amended Draft Registration Statement.

Risks Associated with Our Business, page 4

4.

Please expand your disclosure to include a bullet discussing the significant percentage of your stock owned by your officers, directors, and principal shareholders, including Merck and its voting agreement with you. In addition, we note your disclosures elsewhere in your prospectus that Merck has agreed to vote its shares in favor of your director nominees and certain other matters. However, Section 2 of your side letter agreement appears to indicate that Merck has agreed to vote its shares in favor of any action recommended by and approved by the majority of the board. Please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 56 and 140-141 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 5

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that it will supplementally provide the Staff with copies of any such written communications under separate cover.

Use of Proceeds, page 65

6.

We note your statements that there is no binding election to exercise the Merck option, and that Merck may purchase fewer or no shares in the private placement. Please revise to state the estimated amount of proceeds solely from this offering that you expect to use for each of your

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U.S. Securities and Exchange Commission

September 13, 2018

Page Three

intended purposes. You may separately include a discussion regarding your expected uses for proceeds arising from the private placement. Additionally, to the extent known, please revise to separately disclose the estimated amounts you intend to use to continue development of NGM282 and your various other programs. Please also indicate how far the proceeds of the offering will allow you to proceed with the development of each of your programs, and identify the amount of other funds needed to reach regulatory approval and commercialization of NGM282. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 65 of the Amended Registration Statement. In addition, the Company has revised the disclosures throughout the Amended Draft Registration Statement to indicate that Merck has agreed to purchase the shares subject to the option.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 88

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company acknowledges the Staff’s Comment and advises the Staff that it will provide information with respect to recent valuations of its common stock and explain the reasons for any differences between such valuations and the estimated offering price once an estimated offering price or range has been determined and prior to the circulation of a preliminary prospectus.

NGM282: A Rapid and Potent Approach to Treating NASH, page 99

8.

Expand your disclosure in the penultimate paragraph on page 113 to discuss all serious adverse events observed during the trials, and not just the most common ones. Please also specify the serious adverse event referenced in the penultimate paragraph on page 117 and the first full paragraph on page 118, and make similar changes with respect to your other trials.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 113, 117 and 118 of the Amended Draft Registration Statement.

9.

Please explain your use of the term “clinically-meaningful” in the penultimate paragraph on page 109. Please also explain your use of p-values and your use of the term “statistical significance” in the last paragraph on page 109, and how they relate to the FDA’s evidentiary standards of efficacy.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 109-110 of the Amended Draft Registration Statement.

10.

In your discussions of each of the cohorts of your Phase 2 trial in NASH patients, please expand your disclosure to clarify whether there were secondary endpoints for such cohorts, and if so, whether they were met. Please also disclose the primary endpoints for the cohorts 2 and 3, and expand your disclosure in the last paragraph on page 110 to discuss the specific preliminary data and associated p-values for your reductions in Pro-C3 levels and the PIIINP and TIMP-1 components of the ELF score.

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Page Four

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 108-111 of the Amended Draft Registration Statement.

11.

Please expand your disclosure on pages 115-116 to discuss the number of patients in the trial, and the data underlying your statements that NGM282 was associated with statistically significant reductions in triglyceride levels and statistically significant increase in cholesterol concentrations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 116 of the Amended Draft Registration Statement.

12.	Please revise your table on page 108 to indicate the time at which the results were measured (e.g., 12 weeks from dosing), and what “Relative %” of MRI-PDFF and ALT is measuring.

Response: In response to the Staff’s comment, the Company has revised the disclosure and table on page 108 of the Amended Draft Registration Statement.

13.

We note your statements on page 99 and elsewhere in your document that based on a review of publicly available data on clinicaltrials.gov, you believe NGM282 surpasses what other agents currently in clinical development for NASH have demonstrated to date. Given that you have not conducted head-to-head trials with the referenced agents, and the significant variables across clinical trials, it does not appear appropriate to make this comparison. Please delete this statement or tell us why you believe it is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 99 and 104 of the Amended Draft Registration Statement.

NGM313: An Insulin Sensitizer for the Treatment of Type 2 Diabetes and NASH, page 120

14.

We note your statement that NGM313 has the potential to be a safe and effective once-monthly injectable insulin sensitizer for the treatment of type 2 diabetes and NASH. Safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory authorities. Please revise your prospectus disclosure to remove all references to your product candidates as being safe and effective, including preliminary indications of efficacy. You may present the objective results of trials in the Business section, and any discussion of preliminary results should be sufficiently balanced with a disclosure of the preliminary nature of such results, including for example, the lack of quality control procedures.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 120 of the Amended Draft Registration Statement.

15.

Please disclose the number of patients in the phase 1b NGM313 trial discussed on pages 123-124, and the underlying data regarding changes in serum concentrations of fasting glucose, ALT, AST, triglycerides, LDL cholesterol, and HDL cholesterol, including the number and/or percentage of patients that experienced the results you discuss. Please expand your disclosure regarding the phase 1 trial for NGM313 on pages 124-125 by disclosing the underlying data, the number and/or percentage of patients that experienced the results you discuss, and, regarding your statements indicating “significant” changes, please clarify whether such changes were statistically significant.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 123-126 of the Amended Draft Registration Statement.

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U.S. Securities and Exchange Commission

September 13, 2018

Page Five

Manufacturing, page 154

16.

Please revise to describe the material terms of your Development and Manufacturing Services Agreement with Lonza Ltd. Please also file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response: The Company respectfully advises the Staff that it does not believe that its Development and Manufacturing Services Agreement with Lonza Ltd. (“Lonza”) is material under Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that (i) the agreement with Lonza was entered into in the ordinary course of business, (ii) the Company is not substantially dependent upon this agreement for clinical drug supply at this time and (iii) the Company believes it could enter into alternative arrangements for substantially the same development and manufacturing services on substantially similar terms with another manufacturer without substantial disruption to its business. Therefore, the Company believes that it is not required to disclose further details of the agreement in, or file it as an exhibit to, the Amended Draft Registration Statement.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is a material contract if it is entered into outside of the ordinary course of business. The agreement with Lonza is an ordinary course manufacturing agreement. Such agreements are standard, ordinary course arrangements entered into by nearly all producers of biologics in the United States.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within one or more of the categories set forth in subsections (A) through (D) thereof. The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the arrangement with Lonza. With respect to Item 601(b)(10)(ii)(B), the Company is not substantially dependent on Lonza. The Company has entered into the agreement with Lonza with respect to NGM282, a product candidate for which the Company has already obtained sufficient clinical drug supply for its current studies.

Additionally, as specified in the risk factor on pages 38-39 of the Amended Draft Registration Statement, the Company believes there are several potential alternative third-party manufacturers who could manufacture its product candidates. Although there is a risk of added costs and delays in identifying and qualifying any such replacement, the Company could choose to appoint any one of a number of an alternative third-party manufacturers available that are able to provide the same or similar services as Lonza. The Company has elected to enter into only one long-term supply agreement, but the Company has evaluated and considered alternate arrangements, and could move to a different third-party manufacturer without material harm to the Company. Further, the Company does not believe including the material terms of the agreement with Lonza are material for the same reasons described above and, thus, the Company has not included additional disclosure in the Amended Draft Registration Statement.

17.

We note your risk factor disclosure on page 20 that certain of your raw materials are available only from a single supplier. Please expand your disclosure here to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 20 of the Amended Draft Registration Statement.

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U.S. Securities and Exchange Commission

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Page Six

Intellectual Property, page 155

18.

Please revise to disclose the foreign jurisdictions in which you have issued or pending patent applications, to which patent portfolios they relate, and expected expiration dates. Please also disclose expected expiration dates for any material pending U.S. application. Additionally, we note your risk factor discussion on pages 50-51 regarding various third party patents and patent applications that may affect your product candidates. To the extent that any such third party patents or applications may have a material effect on any of your product candidates, please expand your disclosure here to discuss.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 157-159 of the Amended Draft Registration Statement. The Company also advises the Staff that, because NGM386 and/or NGM395 are unlikely to launch in Europe prior to April 2025 and are unlikely to be commercialized in Europe for anything other than obesity, no third-party patents will have a material effect on any of the Company’s product candidates and, thus, the Company has not included additional disclosure in the risk factors of the Amended Draft Registration Statement.

19.

We note your statement that you have a license agreement with Lonza Sales AG under which you license cell lines used to produce certain of your product candidates. Please revise to describe the material terms of this agreement. Please also file the agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 156 of the Amended Draft Registration Statement. The Company will file the license agreement with Lonza Sales AG as an exhibit to an amendment to the registration statement.

Notes to Consolidated Financial Statements

5. Research Collaboration and License Agreements

Merck, page F-22

20.

Please refer to the $449 million in milestone payments you are eligible to receive upon the achievement of specific clinical development or regulatory events as discussed in the second to the last paragraph on page F-25. Revise your disclosure to provide a description of each milestone and related contingent consideration pursuant to ASC 605-28-50-2. At a minimum, provide a break out for each indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European Union and Japan).

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 134, 138, F-22 and F-25 of the Amended Draft Registration Statement.

The Company supplementally advises the Staff that in applying the guidance in ASC 605-28-50-2, the Company concluded that the aggregation of milestone payments broken out by category (clinical development events and regulatory events) in its disclosure is more meaningful to investors than disclosing individual milestones for each indication for the three geographic areas due to (i) the significant uncertainty that each specified event will occur or each milestone will be achieved, as each is susceptible to factors that are outside of the Company’s control and (ii) the inherently uncertain probability that the milestones will be achieved and the extended time frame over which the milestones will be achieved, if at all. Therefore, the Company believes that the disclosure of payments for each indication separated by region, that are highly uncertain and not expected to be received in the near term, if at all, is not material to investors.

By disclosing the aggregate amount of potential milestone payments that could be received in each of the aforementioned categories, together with a description of the events that would trigger such payments, the Company believes it is providing investors with all material relevant information required by ASC 605-28-50-2.

General

21.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

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U.S. Securities and Exchange Commission

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Page Seven

*            *             *

Please contact me at (415) 693-2091, Michael Tenta of Cooley LLP at (650) 843-5636 or Carlton Fleming of Cooley LLP at (650) 843-5865 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kenneth L. Guernsey
Kenneth L. Guernsey
Cooley LLP

cc:	David Woodhouse, Ph.D., NGM Biopharmaceuticals, Inc.

Michael Tenta, Cooley LLP

Carlton Fleming, Cooley LLP

Bruce Dallas, Davis Polk & Wardwell LLP

Sarah Solum, Davis Polk & Wardwell LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

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